SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

AMAYA INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

02314M108

(CUSIP Number)

Tang Hao
Discovery Key Investments Limited
18/F Three Exchange Square
Connaught Place, Central
 Hong Kong
Telephone: +852-3719-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02314M108	13D	Page 1 of 2 Pages

1	NAMES OF REPORTING PERSONS Discovery Key Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,305,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,305,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,305,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]
Based on 145,772,027 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and twelve months ended December 31, 2017, as furnished to the SEC on March 22, 2017 as Exhibit 99.3 to its Form 40-F.

CUSIP No. 02314M108	13D	Page 2 of 2 Pages

1	NAMES OF REPORTING PERSONS Tang Hao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,305,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,305,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,305,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[2]
Based on 145,772,027 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and twelve months ended December 31, 2017, as furnished to the SEC on March 22, 2017 as Exhibit 99.3 to its Form 40-F.

Item 1. Security and Issuer
This Schedule 13D is filed with respect to the common shares, no par value (“Common Shares”), of Amaya Inc., a corporation incorporated under the laws of Quebec, Canada (the “Issuer” or “Amaya”).  The principal executive offices of the Issuer are located at 7600 TransCanada Highway, Pointe-Claire, Québec H9R 1C8, Canada and the Corporation’s telephone number is +1 (514) 744-3122.
Item 2. Identity and Background
This statement is filed by Discovery Key Investments Limited (“Buyer”), a British Virgin Islands company, and Tang Hao (“Mr. Tang”), a citizen of the People’s Republic of China. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The agreement between Buyer and Mr. Tang to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Act is attached as Exhibit 1 to this statement.
(a) Buyer is a company organized under the laws of the British Virgin Islands . The directors of Buyer are Mr. Tang and Lai Wai (Ricky) Lam, a citizen of Hong Kong Special Administrative Region of the People's Republic of China (“Mr. Lam”).
(b) The address of the principal business and principal office of each of the Reporting Persons and Mr. Lam is 18/F, Three Exchange Square, Connaught Place, Central, Hong Kong.
(c) The principal business of Discovery Key Investments Limited is engaging in the business of investment holdings. Mr. Tang’s principal occupation is serving as the director of Discovery Key Investments Limited and is the control person of Goldenway Capital Management Ltd., a company incorporated under the laws of Cayman Islands and engaging in investment management. Mr. Lai’s principal occupation is serving as the director of Discovery Key Investments Limited and an executive officer of Goldenway Capital Management Ltd.
(d) None of Buyer, Mr. Tang or Mr. Lam has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of Buyer, Mr. Tang or Mr. Lam has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On March 7, 2017, Buyer purchased 7,200,000 Common Shares of the Issuer in the open market at an average price of CAD19.00 per share for an aggregate purchase price of CAD136,800,000, all of which was funded through working capital of Buyer, in connection with an approximately equal sale by Mr. David Baazov. As of the date hereof, all of these Common Shares are held in the name of Buyer.
On March 30, 2017, Buyer purchased 9,105,500 Common Shares of the Issuer in the open market at an average price of CAD22.40 per share for an aggregate purchase price of CAD203,963,200, all of which was funded through working capital of Buyer, again in connection with an approximately equal sale Mr. David Baazov.
Item 4. Purpose of Transaction
Buyer’s purchases of Common Shares of the Issuer in March 2017 were for investment purposes.
Except as set forth in this statement and in connection with the transactions described above, neither Buyer nor Mr. Tang has any current plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, Buyer and Mr. Tang may determine to change their intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market, private placements or privately negotiated transactions or (ii) to dispose of all or a portion of their holdings of the securities of the Issuer. In reaching any determination as to the future course of action, Buyer and Mr. Tang will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, the price and availability.
Item 5. Interest in Securities of the Issuer
Name and Title of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Percentage of Outstanding Common Shares(3)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Discovery Key Investments Limited	16,105,000	11.2%	16,105,000	0	16,105,000	0
Tang Hao	16,105,000	11.2%	16,105,000	0	16,105,000	0
Lai Wai (Ricky) Lam	0	0%	0	0	0	0

(c) Information concerning transactions in securities of the Issuer in the past sixty days by Buyer and Mr. Tang is set forth below:
Date of Transaction	Number of Securities Purchased	Price Per Security(4) (CAD)	Aggregate Purchase Price (CAD)
March 7, 2017	7,200,000	19.00	136,800,000
March 30, 2017	9,105,500	22.40	203,963,200

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to Rule 13d-1(k) under the Act, Buyer and Mr. Tang have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment hereto.
Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.
Item 7. Materials to be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement, dated April 10, 2017, between Buyer and Mr. Tang, relating to the filing of a joint statement on Schedule 13D.

[3]
Based on 145,772,027 common shares issued and outstanding, as reported by Amaya Inc. in its Management’s Discussion and Analysis for the three and twelve months ended December 31, 2017, as furnished to the SEC on March 22, 2017 as Exhibit 99.3 to its Form 40-F.

[4]	Average price for all purchases on the respective purchase date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          April 10, 2017
Discovery Key Investments Limited

By:	/s/ Tang Hao
Name:	Tang Hao
Title:	Director

Tang Hao

By:	/s/ Tang Hao